

Mail Stop 4628

March 27, 2018

Via E-Mail
Gregory S. Lovins
Senior Vice President and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, CA 91203

Re: **Avery Dennison Corporation**
Form 10-K for the Fiscal Year Ended December 30, 2017
Filed February 21, 2018
File No. 1-07685

Dear Mr. Lovins:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated July 20, 2015, you discussed contacts with Syria. Your disclosure states that you acquired the European business of Mactac in 2016. We located a news article reporting that Mactac Europe serves customers in regions including North Africa, a region that includes Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. Please also discuss the materiality of any such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would

deem important in making an investment decision. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Vikas Arora, Securities Counsel
        Avery Dennison Corporation